

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Kenneth Cornick
Chief Financial Officer
Clear Secure, Inc.
65 East 55th Street, 17th Floor
New York, NY 10022

> **Re: Clear Secure, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2021**
> **File No. 333-256851**

Dear Mr. Cornick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Dilution, page 74

1. Please explain to us your rationale for assuming in your calculation of dilution that the CLEAR Post-IPO Members exchange all of their Alclear Units and corresponding shares of your Class C common stock or Class D common stock, as applicable, for newly-issued shares of your Class A common stock or Class B common stock, as applicable. Tell us how adjusting for the assumed exchanges impacted the amount of dilution in net tangible book value per share to new investors.

Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 78

2.   Please revise the presentation of your pro forma balance sheet to present first, in a separate column following the historical Alclear Holdings LLC balance sheet, the adjustments to give effect to the reorganization transactions and the tax receivable agreement. This should be followed by a subtotal column to present the balance sheet of the registrant on a pro forma basis before the effects to the offering and use of proceeds. Please similarly revise the presentation of your pro forma income statement. Refer to 11-02(b)(4) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Brian Janson